Exhibit 99.1

Tiziana Life Sciences to Present at Biotech Showcase Conference in San Francisco, January 8-10, 2024

NEW YORK, January 5, 2024 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies, today announced that its Chief Operating Officer and Chief Medical Officer, Matthew Davis, MD, RPh, will present at Biotech Showcase, San Francisco, January 8-10, 2024. The presentation will be primarily focused on the recent commencement of the phase 2 trial with intranasal foralumab, a fully human anti-CD3 monoclonal antibody, for the treatment of non-active secondary progressive multiple sclerosis and other neuroinflammatory and neurodegenerative diseases such as Alzheimer’s. Tiziana’s management will also be participating in one-on-one partnering meetings throughout the conference.

Presentation Information

Presenter: Matthew Davis, MD, RPh., Chief Operating Officer and Chief Medical Officer, Tiziana Life Sciences

Title: Intranasal Anti-CD3 mAb Therapy to Enable Breakthroughs in Neuroinflammatory and Neurodegenerative Diseases

Day: Monday, January 8th

Time: 9:30am PST

Location: Room Yosemite-C

Biotech Showcase, produced by Demy-Colton and EBD Group, is an investor conference focused on driving advances in therapeutic development by providing a sophisticated networking platform for executives and investors that fosters investment and partnership opportunities. The conference takes place each year in San Francisco during the course of one of the industry’s largest gatherings and busiest weeks.

“We are delighted that Tiziana Life Sciences will be joining us in San Francisco and presenting at Biotech Showcase this year,” said Sara Demy, CEO of Demy-Colton. “Biotech Showcase is a prime opportunity for life science entrepreneurs and investors to come together to discover the potential of innovative technologies that will drive the future of drug discovery.”

About Biotech Showcase

Biotech Showcase is an investor and networking conference devoted to providing private and public biotechnology and life sciences companies with an opportunity to present to, and meet with, investors and pharmaceutical executives in one place. Investors and biopharmaceutical executives from around the world gather at Biotech Showcase during this bellwether week which sets the tone for the coming year. Now in its 16th year, this well-established, highly respected conference features multiple tracks of presenting companies, plenary sessions, workshops, networking, and an opportunity to schedule one-to-one meetings. Biotech Showcase is produced by Demy-Colton and EBD Group. Both organizations have a long history of producing high-quality programs that support the biotechnology and broader life sciences industry.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial dosed its first patient in December of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

References:

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com